SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Xinyuan Real Estate Co., Ltd.

(Name of Issuer)

Common Shares, par value $.0001 per share1

(Title of Class of Securities)

98417P1052
(CUSIP Number)

                                           December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 _____________________

[1]	Not for trading, but only in connection with the registration of American Depository Shares (each representing two Common Shares).

[2]	This CUSIP number relates to the Issuer’s American Depositary Shares, each representing two Common Shares.

CUSIP No. 98417P105	13G

1	NAMES OF REPORTING PERSONS Blue Ridge China Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98417P105	13G

1	NAMES OF REPORTING PERSONS Blue Ridge China Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98417P105	13G

1	NAMES OF REPORTING PERSONS Blue Ridge Capital Offshore Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98417P105	13G

1	NAMES OF REPORTING PERSONS John A. Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).            Name of Issuer

Xinyuan Real Estate Co., Ltd. (the “Issuer”).

Item 1(b).            Address of Issuer's Principal Executive Office

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

Item 2(a).            Name of Person Filing

This statement is filed by:

(i)            Blue Ridge China Partners, L.P., a Cayman Islands exempted limited partnership (“Blue Ridge China”), with respect to Common Shares of the Issuer beneficially owned by it;

(ii)           Blue Ridge China Holdings, L.P., a Cayman Islands exempted limited partnership (“BRCH”), with respect to Common Shares of the Issuer beneficially owned by Blue Ridge China;

(iv)          Blue Ridge Capital Offshore Holdings LLC, a New York limited liability company (“BRCOH”), with respect to Common Shares of the Issuer beneficially owned by Blue Ridge China; and

(v)           John A. Griffin (“Mr. Griffin”) with respect to Common Shares of the Issuer beneficially owned by Blue Ridge China.

BRCH is the general partner of Blue Ridge China. BRCOH is the general partner of BRCH. Mr. Griffin is the sole managing member of BRCOH.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).            Address of Principal Business Office or, if none, Residence:

The address of the business offices of each of Blue Ridge China and BRCH is:

P.O. Box 309GT

Ugland House

South Church Street

George Town

Grand Cayman

Cayman Islands

The address of the business office of each of BRCOH and Mr. Griffin is:

660 Madison Avenue, 20th Floor

New York, NY 10065

Item 2(c).            Citizenship

Blue Ridge China and BRCH are each an exempted limited partnership organized under the laws of the Cayman Islands. BRCOH is a limited liability company organized under the laws of the State of New York. Mr. Griffin is a United States citizen.

Item 2(d).            Title of Class of Securities

Common Shares, par value $.0001 per share (the “Common Shares”) (including American Depositary Shares, each representing two Common Shares).

Item 2(e).            CUSIP Number

98417P105 (This CUSIP number relates to the Issuer’s American

Depositary Shares.)

Item 3.                 If this statement is filed pursuant to Rules 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)          ☐ Broker or dealer registered under Section 15 of the Act.

(b)          ☐ Bank as defined in Section 3(a)(6) of the Act.

(c)          ☐ Insurance Company as defined in Section 3(a)(19) of the Act.

(d)          ☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)          ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)          ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)          ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)          ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)           ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)          ☐ A non-U.S. institution in accordance with Rule 13d-1(B)(1)(ii)(J);

(k)         ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________

Not applicable.

Item 4.                Ownership

(a)           Amount beneficially owned: 0.

(b)           Percent of class: 0

(c)           Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote: 0

(ii)           Shared power to vote or to direct the vote: 0

(iii)           Sole power to dispose or to direct the disposition of: 0

(iv)           Shared power to dispose or to direct the disposition of: 0

Item 5.                Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.                Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.                Identification and Classification of Members of the Group

Not applicable.

Item 9.                Notice of Dissolution of Group

Not applicable.

Item 10.              Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

Blue Ridge CHINA PARTNERS, L.P.

	By:	Blue Ridge China Holdings, L.P.,
as General Partner
	By:	Blue Ridge Capital Offshore Holdings LLC,
as General Partner

	By :	/s/ John A. Griffin
Name: John A. Griffin
Title: Managing Member

BLUE RIDGE CHINA HOLDINGS, L.P.

	By:	Blue Ridge Capital Offshore
Holdings LLC,
as General Partner

	By:	/s/ John A. Griffin
Name: John A. Griffin
Title: Managing Member

BLUE RIDGE CAPITAL OFFSHORE Holdings LLC

	By:	/s/ John A. Griffin
Name: John A. Griffin
Title: Managing Member

/s/ John A. Griffin
John A. Griffin

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning others, except to the extent that he or it knows or has reason to believe such information is inaccurate.

Dated: February 14, 2013

Blue Ridge CHINA PARTNERS, L.P.

	By:	Blue Ridge China Holdings, L.P.,
as General Partner
	By:	Blue Ridge Capital Offshore Holdings LLC,
as General Partner

		By:	/s/ John A. Griffin
Name: John A. Griffin
Title: Managing Member

BLUE RIDGE CHINA Holdings, L.P.

	By:	Blue Ridge Capital Offshore Holdings LLC,
as General Partner

		By:	/s/ John A. Griffin
Name: John A. Griffin
Title: Managing Member

BLUE RIDGE CAPITAL OFFSHORE Holdings LLC

		By:	/s/ John A. Griffin
Name: John A. Griffin
Title: Managing Member

/s/ John A. Griffin
John A. Griffin

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